Mail Stop 0308

      March 9, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Alan Gelband
Chief Executive Officer
Trueyou.com, Inc.
750 Third Avenue, Suite 1600
New York, New York 10017

Re:	Trueyou.com, Inc.
      Registration Statement on Form 10-SB
      File No. 0-51158
      Filed on February 10, 2005

Dear Mr. Gelband:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please review your disclosure and ensure that you identify the source for the statements that you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management`s belief, industry data, scientific reports/articles, or any other source. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please supplementally provide these documents to us (appropriately marked and dated). The following are examples only of the statements for which you need sources:

* "We believe that we are positioned to become a leader in designing and deploying web-based, direct-to-desktop professional development programs." Description of Business, page 1.
* "Our content providers have proven track records in increasing sales and productivity[.]" Business-to-Business Model, page 3.
* "For the last several years businesses have looked to increase the productivity of their employees and downsize the number of employees." Overview, page 9.

We may have further comments once we examine your revisions.


Part I

Item 1, Description of Business, page 1
2. In this section, you state that when UNTI transferred all of its
100 shares of your common stock to UNMS, UNMS was a subsidiary of UNTI. If true, please state that UNMS was a wholly-owned subsidiary of UNTI.
3. Also, please avoid reliance on defined terms like those in the first paragraph of this section. The meanings of the terms you use should be clear from their context. If they are clear, you do not need the definitions. If they are not, you should revise to use terms that are clear. See Updated Staff Legal Bulletin No. 7 (June
7, 1999) sample comments 3 and 5. Accordingly, please be sure when you abbreviate a term, the abbreviation is consistent throughout your document. We note that you refer to United Network Technologies Corp. as UNTI in this section of your document, but refer to the company as UNTC in other sections of your document. Please revise.
4. On page 11 of your document, you state that your only current source of revenue is selling advertising. Also, you state that selling your programs to corporate and individual consumers is your second source of revenue, which you are "developing, but have not yet achieved." However, most of your Description of Business section is dedicated to selling your programs to corporate and individual consumers through your business-to-business and consumer-to-business plans. Therefore, please thoroughly revise your disclosure in this section and throughout your document to clarify the current status of your operations and your proposed business activities. To the extent that you discuss future services, provide the status of development and indicate the timeframe for which you anticipate generating revenue with these services. See Item 101(b)(1) of Regulation S-B.
We may have further comments after reviewing your revised disclosure.
5. Please discuss the technical aspects of your website and the development activities required to sufficiently develop its technical aspects for use in operations within 30 days from completion of the offering. See Item 101(b)(1) of Regulation S-B.
6. Please disclose whether you have any patent, trademark, copyright, or other proprietary rights. See Item 101(7) of Regulation S-B.

Best Steps, page 2
7. In this section, please disclose your relationship with BestSteps programs and BestSteps business operations. Also, please make clear whether BestSteps provides only self-help information over the internet, or whether it has a physical component, such as selling or producing video and/or audiotapes, or any other products.

Content Library, page 2
8. Please provide more information on Nightingale-Conant, and state the credentials of the "top-selling" authors you list who have agreed to provide content for your 600 BestSteps.

Business Strategies, page 3
9. Please discuss what "other sources" you plan to develop to acquire high-value advertisers. If you have no other sources currently, please state.

Business-to-Consumer Model, page 4
10. Please disclose what "additional related products" will be added to your website. Currently, if you do not have any specific products that you plan to create, please state this and consider deleting this reference.

Marketing, Advertising and Sales, page 4
11. Please clarify what you mean by "value-added benefits."
12. Please disclose if you have a current agreement with the Cabot Advisory Group or any other organizations that have access to high-level executives. If not, please state this and consider deleting any reference to a specific organization.
13. Please describe what you mean by "encourage key groups of employees that can influence buying decisions of corporate management of large companies."

Competition, page 5
14. You discuss the professional and personal development industry as a whole, especially in your Management`s Discussion and Analysis section. However, you fail to list your competitive position with other companies close to your size. You list your competitors that, on page 7, you state are "more highly capitalized than us and have more resources than us[.]" Therefore, please add a comparison of professional and personal development companies that are similar to your size. Also, please consider deleting any references to larger companies that you cannot realistically compete against currently. Further, when describing the industry as a whole, please consider discussing your position in context based upon the scale of your current business operations. See Item 101(b)(4) of Regulation S-B.
15. Please disclose any local, state, or federal e-commerce regulations with which you must comply in the United States, Canada, and any other country in which you will do business. See Item 101(b)(9) of Regulation S-B. If there are none of these regulations, please state.

Risk Factors, page 6
16. Your Risk Factors section should be a discussion of the most significant factors that make youy offering speculative or risky. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. Many of your risk factors contain vague captions, such as "Our website is vulnerable to attack from hackers. Hackers may also misappropriate confidential client information, which may result in damages to us."
Also, consider whether other subsections or elements of a discussion within a subsection are necessary for this section. Accordingly, please revise this section to more precisely articulate the risks to your offering from each risk factor, and to ensure that each factor is written in plain English. We may have additional comments based upon your revisions.
17. In addition to your first risk factor, please alert your investors to the fact that your business condition raises substantial doubt as to your continuing to operate as a going concern.
18. Please include a risk factor that discloses the risks associated with "penny stocks," similar to your discussion of penny stocks on page 21.

Item 2, Management`s Discussion and Analysis, page 8
19. Please expand this section to discuss known material risks, trends, and uncertainties that will have or are reasonably likely to have a material impact on your revenues, operations, liquidity, or income over the short and long terms, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your products to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See Item 303 of Regulation S-B and
SEC Release No. 33-8350.
20. Also, when citing multiple reasons for material changes in your results of operations, please quantify each factor to the extent practicable. This would provide the reader with a better understanding of the change and the extent to which each factor contributed to the overall change. For example, please quantify your operating expenses that consist of legal and accounting fees, consulting expenses, web operation expenses, and depreciation, as stated on page 13. See Item 303(a) of Regulation S-B and SEC Release
No. 33-8350.

Overview, page 8
21. On page 8 you state that "[t]he future looks good as the universe of users [of self-improvement products] is growing." However, the size and growth of the self-improvement industry is not necessarily indicative of your size or potential to grow. Please consider deleting such statements or qualifying them by discussing your size and growth trends. We note that your revenues and growth have been trending downward since 2002. Also, please consider deleting or qualifying your Value of Self-Improvement Market Segments, By
Topic:
2003 table on page 10.
22. Please disclose what "additional content" you will provide on your website, and what "promotion" activities you are planning.
23. Please tell us why your business operations are located in Manhattan and your technology, site development, and maintenance are managed in Brooklyn.

Economic and Industry-Wide Factors Relevant to True You, page 10
24. Please explain why you believe that the world-wide standard of living is improving, how it would specifically affect the self-improvement market, and how this would specifically generate growth in your business operations.


How We Earn Revenues and Income, page 11
25. Please explain your statement, "We plan to continue to allocate a significant portion of our resources toward development of our brand in the same fashion as traditional consumer product and service companies."
26. Please tell us in what "other media" you intend to market your services.

Operating Results For First Nine Months of 2004 Compared to 2003, page 13
27. Please confirm that you compared the first nine months of 2004 to the first nine months of 2003. If not, please revise this section to compare similar time periods. See Item 303(b)(2) of Regulation S-B.
28. You state that your revenue decrease in 2003, as compared to 2002, was primarily due to discontinuing your corporate sales programs. Also, you state that your revenue decrease from the first nine months of 2004 compared to 2003 was due to a temporary suspension of sales. Please explain how you can temporarily suspend sales in 2004 that were discontinued in 2003.

Liquidity and Capital Resources, page 13
29. Please explain why you believe your cash reserves will be sufficient to satisfy your working capital requirements for the next twelve months. Also, please state whether you have any specific plans and/or commitments to satisfy your future funding requirements through loans from banks or other financial institutions, or any specific plans and/or commitments to raise funds through any other sources if your cash reserves are insufficient. Further, please disclose the likelihood of receiving funding from any of the sources you mentioned. Finally, please discuss your alternatives over the next twelve months if your reserves do not satisfy your operating requirements and you are unable to secure the other funding sources you mentioned.

Item 3, Description of Property, page 15
30. Please discuss the property in Brooklyn at which your technology, site development, and maintenance are managed. Please describe the locations in both Manhattan and Brooklyn, and any limitations your property arrangements may have on your business. See Item 102(a) of
Regulation S-B. Also, please disclose at what location your three part-time employees work.

Item 4, Security Ownership of Certain Beneficial Owners and
Management, page 15
31. Of the number of shares owned by each individual in the table, state in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements.
See Instruction 1 to Item 403 of Regulation S-B.

Item 5, Directors and Executive Officers, Promoters and Control
Persons, page 16
32. Please disclose how long Mr. Gelband has been your director, Chief Executive Officer, and Treasurer. Also, please disclose the term of office for a director, how many terms each of your current directors have served, and when they were reelected to the board, if applicable. See Item 401(a)(3) of Regulation S-B.
33. You state that Mr. Bieler is currently the President of Mark Bieler Associates, Inc. Also, you state that, from 1985 to mid-1999,
Mr. Bieler was Director of Human Resources for Bankers Trust Company and Executive Vice President of the parent organization, Bankers Trust Corporation. However, you must describe briefly Mr. Bieler`s business experience during the past five years. See Item 401(a)(4)
of Regulation S-B. Therefore, please describe Mr. Bieler`s business experience since March 2000. If Mr. Bieler has been President of Mark Bieler Associates since that time, please state.

Item 7, Certain Relationships and Related Transactions, page 19
34. Please disclose the reason(s) you were indebted to the Alan
Gelband Company Defined Contribution Pension Plan & Trust for
$250,266.

Preferred Stock, page 19
35. Please describe any redemption, sinking fund, and other material provisions of your preferred stock. See Item 202(a)(2) of Regulation
S-B.

Trading of Securities in Secondary Market, page 20
36. Please list the requirements for having your securities listed on the Pink Sheets. Also, since your financial condition does not approach the requirements of a national exchange, please consider deleting any reference to your shares being listed on a national exchange. Further, please contrast your financial condition with the requirements of having your securities listed on the OTC Bulletin Board or the Pink Sheets.


Part II

Status of Outstanding Common Stock, page 22
37. Please explain why you believe that all of your outstanding common stock, except the stock held by Messrs. Gelband and Bieler, may be sold pursuant to the resale exemption provided by Rule
144(k).

Item 4, Recent Sales of Unregistered Securities, page 22
38. In your Holders section on page 22, you state that you have issued an aggregate of 12,970,518 shares of your common stock to 377 people. However, in your Recent Sales of Unregistered Securities section, you do not account for all of those unregistered sales of your common stock. If true, please confirm that you are not required to disclose your other unregistered sales because they occurred over three years ago. If this is not true, please disclose the date of sale, title, and amount of your securities sold, and any other material information required by Item 701 of Regulation S-B.


Part F/S

General
39. Please update your document to include audited financial statements as of December 31, 2004.
40. We note that in the most recent periods you have not recorded any expense for your rent-free use of space, or for your donated officer salaries. If these amounts are material, please record the expense at fair value, offset with a credit to donated capital. See Staff Accounting Bulletin Topic 5 T. Please either revise the financial statements or note for future reference as appropriate.

Note 1, Organization and Nature of Operations, page F-5
41. The first two paragraphs on page F-5 disclose that UNMS distributed all 3,330,000 shares of its stock to its stockholders; however, you also disclose that UNTC is the sole stockholder of UNMS.
Please expand the disclosure to state how the stock became more widely held.

Results of Operations, page F-5
42. Please revise the disclosure with respect to the Series A Preferred Stock to indicate if there is any dividend requirement. If there is no dividend requirement, it would appear that you should disclose this fact.
43. Please tell us why the June 2000 information in the first paragraph of the Results of Operations section on page F-5 is different than the information disclosed in the same section of the annual financial statements.

Note 6, Stock Option Plan, page F-10
44. On page 18 of your document, you disclose that there are no retirement, pension, profit sharing, stock option or other similar plans. Please reconcile this statement with the disclosure in
Note 6
of the interim and annual financial statements that reflect stock option activity. If there are options outstanding please revise to reconcile the activity between periods and provide all of the disclosures required by SFAS 123. We may have additional comments.

Note 7, Related Party Transactions, page F-10
45. Please revise the first paragraph of Note 7 to disclose the date you entered into the agreement with the stockholder.

Independent Auditors` Report, page FF-2
46. Please request your auditors to revise the first sentence of the second paragraph of their report to state that the audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Also, in the last sentence of the second paragraph, please consider using the plural form of the word audit since multiple audits are being reported on.
47. The third paragraph should state that the financial statements are presented in accordance with U.S. generally accepted accounting principles, if true. Please have your auditors revise their report accordingly.


Part III

Item 2, Description of Exhibits
48. Please file, as Exhibit Number 3, the appropriate instruments that define the rights of your security holders. See Item 2(2) of Form 1-A.
49. Your exhibit numbers for your current Exhibits 10.1, 10.2, and
14
appear to be incorrectly numbered. It appears as if your current Exhibits 10.1 and 10.2 are material contracts, and your current
Exhibit 14 is an additional exhibit. If true, please revise your exhibit numbers to match the descriptions in Part III of Form 1-A. Accordingly, a material contract should have an exhibit number 6 and an additional contract should have an exhibit number 12. See Part III, Item 1(b) and Item 2 of From 10-SB.




*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Burnett, Staff Accountant, at (202)
942-
1809, or Michael Moran, Accounting Branch Chief, at (202) 942-
2823,
if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff
Attorney,
at (202) 824-5505 or me at (202) 942-1900 with any other
questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Louis A. Bevilacqua, Esq.
      Thelen Reid & Priest LLP
	Via Fax: (202) 654-1804

??

??

??

??

Trueyou.com, Inc.
March 9, 2005
Page 1